

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2024

James B. Breitmeyer, M.D., Ph.D.
Chief Executive Officer
Oncternal Therapeutics, Inc.
12230 El Camino Real, Suite 230
San Diego, CA 92130

> **Re: Oncternal Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 8, 2024**
> **File No. 333-277795**

Dear James B. Breitmeyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Anthony A. Gostanian, Esq.